                                                                      EXHIBIT 81

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                                 DRILLING REPORT
                                27TH JANUARY 2004

MOOSE - 2

TYPE:                      Oil Exploration / Appraisal well

LOCATION:                  PPL 238, Eastern Papuan Basin

                           145 degrees 12.30" E, 06 degrees 59.69' S

CURRENT STATUS:            Opening hole (increasing diameter from 5 and 4 inch
                           core hole to 6-1/4 hole) from 516 to 703 meters
                           (1,692 - 2,306ft).

                           Plan is to "open hole" the remaining cored section to 799 meters (2,621ft) and then drill ahead 6-1/4 inch hole into shale section before setting the 5-1/2 inch casing. After setting casing will drill ahead towards the primary target.

                           Currently drilling ahead.

PLANNED TOTAL DEPTH:       1,700m (5,577ft)

OPERATOR:                  InterOil subsidiary SPI (208) Limited

PROSPECT DESCRIPTION:      Step-out well to appraise the extent of the Moose
                           limestone reservoir that had oil shows in the Moose
                           ST-1 well, approximately 4.5km (3 miles) away.

                           Deeper exploration target of Pale sandstone, two way dip closure, doubly plunging thrust anticline.

STERLING MUSTANG - 1

TYPE:                      Oil Exploration

LOCATION:                  PPL 238 Eastern Papuan Basin

                           145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

CURRENT STATUS:            Drilling 12 1/4 inch hole ahead at 856 meters (2,808
                           feet). Progress for the week is 356 meters (1,167
                           ft). Currently drilling ahead prior to setting 9 5/8 inch casing.

PLANNED TOTAL DEPTH:       2,200m (7,218ft)

INTEREST:                  InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Two way dip, doubly plunging thrust anticline with
                           Late Cretaceous Pale and Subu quartz sandstones
                           (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

PLEASE SEE THE INTEROIL WEB SITE AT WWW.INTEROIL.COM

NORTH AMERICA                          AUSTRALASIA
-------------                          -----------
Gary M Duvall                          Anesti Dermedgoglou
Vice President, Corporate Development  Vice President, Investor Relations
InterOil Corporation                   InterOil Corporation
gary.duvall@interoil.com               anesti@interoil.com
Houston TX USA                         Cairns Qld Australia
Phone: +1 281 292 1800                 Phone: +61 7 4046 4600

Lisa Elliott                           Andy Carroll
DRG&E                                  General Manager, Exploration & Production
lelliott@drg-e.com                     InterOil Corporation
Phone: +1 713 529 6600                 Phone: +61 2 9279 2000